PACIFIC RIM MINING CORP.

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Form of Proxy - ANNUAL AND SPECIAL GENERAL MEETING to be held on AUGUST 26, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 3:00 p.m.. Pacific Daylight Time, on Monday, August 24, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

00NPAA

Appointment of Proxyholder

I/We, being holder(s) of PACIFIC RIM MINING CORP. hereby appoint(s): CATHERINE MCLEOD-SELTZER, or failing her THOMAS SHRAKE

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of PACIFIC RIM MINING CORP. to be held at the Xchange Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on August 26, 2009 at 3:00 p.m. (Pacific Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Fix the Number of Directors
To fix the number of Directors at five (5).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Catherine McLeod-Seltzer			02. Thomas Shrake			03. William Myckatyn		
04. David Fagin			05. Anthony Petrina					

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For Withhold

3. Appointment of Auditors
Appointment of PRICEWATERHOUSECOOPERS LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

4. Shareholder Rights Plan Agreement
To consider and, if thought fit, pass as an ordinary resolution ratifying, confirming and approving the adoption by the Company of an amended and restated shareholder rights plan agreement which amends certain provisions of the Company's existing shareholder rights plan agreement.

For Against

5. Stock Option Plan
To consider and, if thought fit, pass as an ordinary resolution ratifying, confirming and approving the Company's existing 2006 Evergreen Incentive Stock Option Plan (the "Stock Option Plan") and all unallocated options thereunder.

For Against

6. Amendments to Stock Option Plan
To consider and, if thought fit, pass as an ordinary resolution ratifying, confirming and approving the adoption by the Company of certain amendments to the Stock Option Plan regarding reorganizations, going private and spin-out transactions.

Fdd

For Against

7. Extension Dates For Outstanding Share
To consider and, if thought fit, pass as an ordinary resolution ratifying, confirming and approving the extension dates from August 29, 2009 to August 29, 2010 of certain outstanding share purchase warrants, including warrants held, directly or indirectly, by insiders of the company.

For Against

8. Further or Other Business
To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereto.

Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

027616 AR0 PFGQ

00NPBC